Filed by: GGP Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GGP Inc. (Commission File No.: 001-34948)

On March 26, 2018, Mr. Sandeep Mathrani, Director and Chief Executive Officer of GGP Inc. circulated the below email to all employees of GGP Inc.:

From:	Mathrani, Sandeep
Date:	March 26, 2018 at 4:08:18 PM MDT
To:	DL_GGP_Employees_All
Subject:	Brookfield and GGP

Dear Colleagues,

I am pleased to share some exciting news about our company. This evening we announced that GGP has entered into an agreement to be acquired by Brookfield Property Partners L.P. (“Brookfield”). The transaction, which is subject to, among other customary steps, approval by GGP shareholders, will deliver compelling value to our shareholders and secure an even stronger future for GGP. In short, this is a win-win combination that provides a unique opportunity to leverage our momentum with the support of a strong, globally diversified partner, while continuing to focus on all the things we do that make GGP a great company. Attached is a copy of the joint press release we issued with Brookfield, which provides further details about the transaction and Brookfield.

Brookfield Asset Management, which has been our largest investor since 2010, has separated its major business units into public market affiliates over the past several years. One of those entities is Brookfield Property Partners, which as a result now owns substantially all the commercial property assets of Brookfield Asset Management. During its long-term investment, Brookfield has been deeply committed to seeing GGP grow. We are pleased that it recognizes our best-in-class operations, impressive retail portfolio and our most important asset – our people.

From our perspective, Brookfield is an excellent culture match for our employees. We see strong similarities in our core values and approach to doing business. Additionally, our Board of Directors includes three members from Brookfield’s executive management team, who have understood and been supportive of our company’s strategic vision. Our core values – Humility, Attitude, Do the Right Thing, Together and Own It – are the shared DNA that make all of us at GGP a family. Like us, Brookfield’s culture is built on mutual respect, teamwork and passion.

You may recall that in May 2017 we announced that the Board and GGP’s Executive Team were exploring a wide range of strategic options to maximize the value of our assets and operations. The goal was to ensure that GGP was well-positioned to address the evolving retail landscape, and we looked at all possible options. Following our review, we determined that we would expand our strategy to include densifying our assets with non-retail uses, as we articulated during our Q2 2017 earnings update. Then, in November 2017, we received Brookfield’s initial unsolicited proposal, and our Board formed a Special Committee to evaluate it. Since then, the Special Committee has engaged with Brookfield and conducted extensive due diligence with the assistance of outside advisors. This process resulted in today’s agreement, which the Special Committee concluded is in the best interests of GGP’s shareholders. To that end, the Special Committee, comprised of non-executive, independent directors, has unanimously recommended that GGP shareholders approve the transaction. We recognize that many of you assisted in this process and reacted on short notice to host property tours and fill out questionnaires, among other things.

Over the last seven years, we have transformed GGP into a leading owner of best-in-class retail properties with high occupancy, strong leasing demand and a significantly enhanced financial profile. Our position in the market and our outlook are very strong and this transaction is an opportunity to further enhance our portfolio and accelerate our diversification into non-retail asset classes. With Brookfield, we will be part of a leading, global real estate company with one of the highest quality and most diverse portfolios operating today. Brookfield has a significant presence across multiple sectors, substantial resources, experience and a proven operating record. Together, we will be even better positioned to serve our tenants, take advantage of attractive growth opportunities and in new markets and create assets that will be the focal point of vibrant communities.

Today’s announcement is a testament to the remarkable value we have created together, and I thank you for your focus and hard work. In our discussions with Brookfield, its recognition of the unmatched talent of our people was clear.

We are committed to being open and transparent throughout this process and will keep you informed as important decisions are made. To this end, we plan to provide more details on the transaction and answer your questions at a town hall tomorrow.

I have spent the majority of my time as your CEO in the field with you – on site and on location – to see firsthand what our people needed and how we could evolve our assets. This has also given me the opportunity to get to know many of you on a personal level, and I plan to continue this effort. Importantly, I want to hear from you and am committed to being transparent. We added a link on our home page to Brookfield’s website where more information is available.

Today’s announcement will likely generate attention from the media, the financial community and others who follow GGP. As always, it is important for our company to speak with one voice. If you receive any inquiries from members of the media or the investment community, I ask that you immediately forward those requests to Kevin Berry at (312) 960-5529 or kevin.berry@ggp.com. Inquiries may come from various channels, including social media sites such as LinkedIn or Twitter, unsolicited phone calls from reporters and in social settings or friendly conversations. It is important to understand that you are not authorized to speak about this potential transaction.

As I communicated to you following our Q4 earnings call, 2017 was another record year in terms of leasing activity, and we continue to see strong demand from a variety of businesses. In 2018, we’ve continued to build on this momentum and I am encouraged by our efforts to create a platform for growth from the embedded opportunities in mixed-use projects.

It is important to keep in mind that there are a number of steps that must be taken prior to closing, including shareholder approval. Until the transaction is completed, which we expect to occur in the third quarter of 2018, GGP and Brookfield will remain separate companies. It is business as usual here and we must all stay focused on our day-to-day responsibilities as we advance our mission and operate in line with our five core values. Let’s continue to keep up the great work.

I thank you all for your dedication to GGP. I am proud to work with such a talented and committed team. We have made tremendous progress together and I am humbled to be your colleague.

Cheers,

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of March 26, 2018, among Brookfield Property Partners L.P. (“BPY”), Goldfinch Merger Sub Corp. and GGP Inc. (“GGP”). This communication may be deemed to be solicitation material in respect of the proposed transaction involving BPY and GGP. In connection with the proposed transaction, BPY will file with the SEC a registration statement on Form F-4 that will include a prospectus of BPY, and GGP will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus of GGP. The BPY prospectus and the GGP proxy statement/prospectus will be mailed to GGP stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE ABOVE-REFERENCED AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY

WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BPY, GGP, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the above-referenced and other documents filed with the SEC by BPY and GGP through the SEC’s web site at http://www.sec.gov. In addition, investors will be able to obtain free copies of the above-referenced and other documents filed with the SEC by BPY, when available, by contacting BPY Investor Relations at bpy.enquiries@brookfield.com or +1 (855) 212-8243 or at BPY’s website at bpy.brookfield.com, and will be able to obtain free copies of the above-referenced and other documents filed with the SEC by GGP, when available, by contacting GGP Investor Relations at (312) 960-5000 or at GGP’s website at http://www.ggp.com.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation

BPY, GGP and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from GGP stockholders in respect of the proposed transaction that will be described in the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies from GGP stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You may also obtain the documents that BPY and GGP file electronically free of charge from the SEC’s website at http://www.sec.gov. Information regarding BPY’s directors and executive officers is contained in BPY’s 2017 Annual Report on Form 20-F filed with the SEC on March 9, 2018. Information regarding GGP’s directors and executive officers is contained in GGP’s 2017 Annual Report on Form 10-K filed with the SEC on February 22, 2018 and its 2017 Proxy Statement on Schedule 14A filed with the SEC on April 3, 2017.

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of applicable U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding the expected timing, completion and effects of the proposed transaction, our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the occurrence of any event, change or other circumstance that could affect the proposed transaction on the anticipated terms and timing, including the risk that the proposed transaction may not be consummated; risks related to BPY’s ability to integrate GGP’s business into our own and the ability of the combined company to attain expected benefits therefrom; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate other acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.